

Mail Stop 7010

June 29, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

> **RE: Moog Inc,**
> **Form 10- K for the Fiscal Year Ended September 24, 2005**
> **Filed December 7, 2005**
> **File No.1-05129**

Dear Mr. Brady:

We have reviewed your response letter dated June 7, 2006 and have the following
additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2005

Prior Comment 2

1. We appreciate your recent response concerning your segment reporting date June
    21, 2006. We continue to have concerns that during the periods reported, your
    operating segments were at a level below that of your reportable segments.

    As previously noted, the Green Book Quarterly Analysis was distributed to the
    CODM on a quarterly basis. We also note that the "Green Book" contains discrete
    financial information substantially below that of your reportable segments,
    including profit information. Please note that the formal and regular distribution,
    of this report, although not the only factor, is a strong indication that the
    information is regularly reviewed by the recipients. By way of example, a
    CODM, who only focuses on anomalous information, or budget to actual
    overruns, and is *not* distributed this type of report, would still be considered to
    "regularly review" the information.

    Further, based on the overall operations and scope of your business, it is unclear
    how the CODM, considering appropriate internal control structures, would be

able to make important strategic decisions affecting multiple segments, without the minimal information contained in those reports.

We also note that the CODM has been with the Company for almost forty years and he is thoroughly familiar with the Company. He has visited all but two of your facilities and participates, on-site, in all of your acquisition due-diligence. We also note that he has an understanding and appreciation of the various elements of the Company that goes well beyond the picture painted in the "Green Book".

Considering this information, it seems that the type of summary information included in the Green Book, would be easily and readily digested by the CODM and in fact provide less detail than he would be familiar with on a regular basis.

Considering the definition of an operating segment in FAS 131, paragraph 10, and considering the scope of your company and the reports provided, it continues to appear that your operating segments are at some level below your reportable segments. We ask that you consider the guidance of FAS 131 carefully and supplementally provide us with a more technical and comprehensive analysis of how you have developed your reportable segments.

After the disposition of this issue, we may have further comments regarding your reporting units.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz (202) 551-3689, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief